                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 3)*

                                 NaviSite, Inc.
            ---------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   63935M 10 9
            ---------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[ ]       Rule 13d-1(c)
[x]       Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   63935M 10 9               13G                      Page 2 of 6 pages
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        CMGI, Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [ ]
        (See Instructions)                                            (b)   [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            213,437 shares**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             213,437 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         213,437 shares
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        1.8%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON (See Instructions)
        CO
--------------------------------------------------------------------------------



** All share numbers set forth herein have been adjusted to reflect the 1-for-15 reverse stock split effected on or about January 7, 2003 by NaviSite.

CUSIP No.   63935M 10 9             SCHEDULE 13G               Page 3 of 6 pages
--------------------------------------------------------------------------------
ITEM 1(a).         NAME OF ISSUER:
                   NAVISITE, INC.


ITEM 1(b).         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                   400 Minuteman Park, Andover, MA 01810


ITEM 2(a).         NAME OF PERSON FILING:
                   CMGI, Inc.


ITEM 2(b).         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                   100 Brickstone Square, Andover, MA  01810


ITEM 2(c).         CITIZENSHIP:
                   Delaware


ITEM 2(d).         TITLE OF CLASS OF SECURITIES:
                   Common Stock, $0.01 par value


ITEM 2(e).         CUSIP NUMBER:
                   63935M 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
                   (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
                   (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                            Act.
                   (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.
                   (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
                   (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
                   (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
                   (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
                   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
                   (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
                   (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.   63935M 10 9             SCHEDULE 13G               Page 4 of 6 pages
--------------------------------------------------------------------------------
ITEM 4.            OWNERSHIP.
                   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                   (a)    Amount beneficially owned:   213,437 shares

                   On September 11, 2002, CMGI, Inc. ("CMGI"), sold all of its equity and debt ownership interests in NaviSite, Inc. ("NaviSite") to ClearBlue Technologies, Inc. ("ClearBlue"). Under the terms of the Note and Stock Purchase Agreement, dated as of September 11, 2002, by and between CMGI and ClearBlue, CMGI sold to ClearBlue (i) approximately 4.73 million shares of common stock of NaviSite held by CMGI, (ii) warrants to purchase approximately 333,333 shares of common stock of NaviSite, and (iii) the 12% Convertible Note issued to the Seller by the Company, representing $10.0 million aggregate principal amount plus all accrued interest thereon. In consideration thereof, CMGI received, among other things, 131,579 shares of common stock of ClearBlue.

                   On December 13, 2002, in connection with a debt restructuring transaction between NaviSite and ClearBlue, ClearBlue distributed 213,437 shares of NaviSite to CMGI in its capacity as a stockholder of ClearBlue.


                   (b)    Percent of Class: 1.8%


                   (c)    Number of shares as to which such person has:

                          (i)    Sole power to vote or to direct the vote:

                                 213,437 shares

                          (ii)   Shared power to vote or to direct the vote:

                                 0 shares

                          (iii) Sole power to dispose or direct the disposition of:

                                 213,437 shares

                          (iv)   Shared power to dispose or direct the
                          disposition of:

                                 0 shares

ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

CUSIP No.   63935M 10 9             SCHEDULE 13G               Page 5 of 6 pages
--------------------------------------------------------------------------------
ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.
                   Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
                   Not applicable


ITEM 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                   Not applicable


ITEM 9.            NOTICE OF DISSOLUTION OF GROUP.
                   Not applicable


ITEM 10.           CERTIFICATIONS.
                   Not applicable

CUSIP No.   63935M 10 9             SCHEDULE 13G               Page 6 of 6 pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003                      CMGI, INC.



                                               /s/ Thomas Oberdorf
                                               ------------------------------
                                               By:  Thomas Oberdorf
                                               Title:  Chief Financial Officer
                                               and Treasurer